UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities and Exchange Act of 1934

October 16, 2018

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Company”) to its shareholders, as of October 16, 2018.

The information contained in Exhibit 1 to this Form 6-K, except the information contained in the last bullet point on page 2 of Exhibit 1 and the two related footnotes, is incorporated by reference into the Company’s Form S-8 Registration Statements File Nos. 333-223678 and 333-219440, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Update ahead of analyst and investor meetings” dated October 16, 2018.
Exhibit 2	Press Release entitled “TR-1: Standard form for notification of major holdings” dated October 16, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Sophie Kerr
Name: Sophie Kerr
Title: Assistant Secretary

Date:  October 16, 2018